Docusign Envelope ID: 854CE7D0-B34D-8000-8092-87EF6A227860

EXHIBIT C

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 12, 2026

US Bancorp

By: Signed by: Shari Musselman D52010CA87B942C...
Name: Shari Musselman
Title: Vice President

US Bank National Association

By: Signed by: Shari Musselman D52010CA87B942C...
Name: Shari Musselman
Title: Vice President

U.S. Bank Trust National Association SD

By: Signed by: Shari Musselman D52010CA87B942C...
Name: Shari Musselman
Title: Vice President